China Energy Ventures Corp.

August 3, 2004

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

450 Fifth Street NW, Mail Stop 4-7

Washington, DC

20549

Dear Sir or Madam:

China Energy Ventures Corp. hereby amends its registration statement on Form SB-2, filed on July 28, 2004 (Registration #333-117699) to include the following delaying amendment:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.”

Sincerely,

CHINA ENERGY VENTURES CORP.

/s/ Glenn van Doorne

Glenn van Doorne

Executive Vice President

1002, Building C, Huiyuan Apartment Asia Game Village, Beijing, China 100101 Tel: 86.10.6499.1255 Fax: 86.10.8497.3728 www.chinaenergyventures.com	1980, 440 – 2 Avenue S.W. Calgary, Alberta, Canada T2P 5E9 Tel: 403.234.8885 Fax: 403.265.8808 www.chinaenergyventures.com